Mail Stop 3561

June 4, 2010

Via U.S. Mail

Susan M. Ivey
Chairman, President, and Chief Executive Officer
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

Re: **Reynolds American Inc.**
        Form 10-K for the fiscal year ended December 31, 2009
        Filed February 19, 2010
        Definitive Proxy Statement on Schedule 14A
        Filed March 22, 2010
        File No. 001-32258

Dear Ms. Ivey:

        We have completed our review of your Form 10-K for the fiscal year ended
December 31, 2009 and related filings and have no further comments at this time.

                                        Regards,

                                        Max A. Webb
                                        Assistant Director